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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

Flotek Industries, Inc.
(Name of Issuer)
Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
343389102
(CUSIP Number)
Mr. J.W. Beavers, Jr.
1601 Elm Street, Suite 3400
Dallas, Texas 75201
(214) 880-8400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 24, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

All ownership percentages set forth herein assume that there are 18,389,978 shares of Stock outstanding.

CUSIP No.

1	NAMES OF REPORTING PERSONS TOSI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO - See Item 3.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		1,089,971 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,089,971 (1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,089,971

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Power is exercised through its sole general partner, Pitman Property Corp.

CUSIP No.

1	NAMES OF REPORTING PERSONS Pitman Property Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		1,089,971 (1)(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,089,971 (1)(2)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,089,971 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Solely in its capacity as the sole general partner of TOSI, L.P.
(2) Power is exercised through its President, J. W. Beavers, Jr.

CUSIP No.

1	NAMES OF REPORTING PERSONS J. W. Beavers, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		1,089,971 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,089,971 (1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,089,971 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Solely in his capacity as the President of Pitman Property Corp. in its capacity as the sole general partner of TOSI, L.P.

Pursuant to Rule 13d-2(a) of Regulation 13D of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13D Statement dated November 10, 1997, as amended by Amendment No. 1 thereto dated November 9, 1998, by Amendment No. 2 thereto dated March 2, 1999, by Amendment No. 3 thereto dated March 5, 1999, by Amendment No. 4 thereof dated October 12, 2000, and by Amendment No. 5 thereof dated July 23, 2007, relating to the common stock of Flotek Industries, Inc., a Delaware corporation.
Item 1. SECURITY AND ISSUER.
No material change.
Item 2. IDENTITY AND BACKGROUND.
No material change.
Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
No material change.
Item 4. PURPOSE OF TRANSACTION.
No material change.
Item 5. INTEREST IN SECURITIES OF THE ISSUER.
Items 5(a) and (b) hereby are amended in their entirety to read as follows:
(a)
TOSI
The aggregate number of shares of the Stock that TOSI owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,089,971, which constitutes approximately 5.9% of the outstanding shares of the Stock.
Pitman
Because of its position as the sole general partner of TOSI, Pitman may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,089,971 shares of the Stock, which constitutes approximately 5.9% of the outstanding shares of the Stock.
JWB
Because of his position as President and controlling person of the sole general partner of TOSI, JWB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,089,971 shares of the Stock, which constitutes approximately 5.9% of the outstanding shares of the Stock.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.
(b)
TOSI
Acting through its sole general partner, TOSI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,089,971 shares of the Stock.
Pitman
In its capacity as the sole general partner of TOSI and acting through its President, Pitman has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,089,971 shares of the Stock.
JWB
In his capacity as the President of Pitman in its capacity as the sole general partner of TOSI, JWB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,089,971 shares of the Stock.
Item 5(c) hereby partially is amended by adding at the end thereof the following:
During the past sixty (60) days, the Reporting Persons have sold shares of the Stock in transactions on the American Stock Exchange, as follows:

		NUMBER OF SHARES
REPORTING PERSON	DATE	SOLD	PRICE PER SHARE

TOSI	09-12-07	20,000	$38.48
TOSI	09-13-07	54,000	39.28
TOSI	09-14-07	15,000	39.11
TOSI	09-17-07	30,100	40.28
TOSI	09-18-07	25,000	42.36
TOSI	09-19-07	10,000	44.84
TOSI	09-21-07	11,100	44.42
TOSI	09-24-07	36,100	46.29
TOSI	09-26-07	1,700	44.74
TOSI	09-28-07	10,523	44.22
TOSI	10-01-07	49,000	45.12
TOSI	10-02-07	64,500	46.98
TOSI	10-03-07	26,000	47.31
TOSI	10-04-07	26,500	46.86
TOSI	10-05-07	35,200	47.76

Except as set forth in this Schedule 13D, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Stock during the past sixty (60) days.
Items 5(d) and (e)
No material change.
Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPSWITH RESPECT TO SECURITIES OF THE ISSUER.
No material change.
Item 7. MATERIAL TO BE FILED AS EXHIBITS.
Item 7 hereby partially is amended by adding to the end thereof the following:
Exhibit 99.1 — Agreement pursuant to Rule 13d-1(k)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 5, 2007

TOSI, L.P., a Texas limited partnership

By:	PITMAN PROPERTY CORP., a Texas corporation,
its sole general partner

By:	/s/ J. W. Beavers, Jr.
J. W. Beavers, Jr., President

PITMAN PROPERTY CORP., a Texas corporation

By:	/s/ J. W. Beavers, Jr.
J. W. Beavers, Jr., President

/s/ J. W. Beavers, Jr.
J. W. BEAVERS, JR.

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

10.1	Convertible Loan Agreement, previously filed as Exhibit 99.2 with the Schedule 13D Statement dated November 10, 1997.

10.2	Registration Rights Agreement, previously filed as Exhibit 99.3 with the Schedule 13D Statement dated November 10, 1997.

10.3	Lock-Up Agreement, previously filed as Exhibit 99.4 with the Schedule 13D Statement dated November 10, 1997.

10.4	Warrants, previously filed as Exhibit 99.5 with the Schedule 13D Statement dated November 10, 1997.

10.5
Agreement for Extension and Amendment of Loan Agreement, Promissory Note and Warrant dated November 2, 1998, to be effective as of October 16, 1998, by and among Flotek Industries Inc., Petrovalve International, Inc., Petrovalve, Inc., Turbeco, Inc., USA Petrovalve, Inc. and TOSI, L.P., previously filed with Amendment No. 1 to the Schedule 13D Statement dated November 9, 1998.

10.6
Agreement for Second Extension and Amendment of Loan Documents dated February 24, 1999, to be effective as of January 14, 1999, by and among Flotek Industries Inc., Petrovalve International, Inc., Petrovalve, Inc., Turbeco, Inc., USA Petrovalve, Inc. and TOSI, L.P., previously filed with Amendment No. 2 to the Schedule 13D Statement dated March 2, 1999.

10.7
Intercreditor Agreement dated as of February 24, 1999, by and between Chisholm Energy Partners, L.L.C. and TOSI, L.P., previously filed with Amendment No. 2 to the Schedule 13D Statement dated March 2, 1999.

10.8
Form of Securities Purchase and Exchange Agreement dated as of April 30, 2000 by and among Flotek Industries Inc., TOSI, L.P. and the other signatories thereto, previously filed with Amendment No. 4 to the Schedule 13D Statement dated October 12, 2000.

10.9	Form of Warrant to Purchase Common Stock of Flotek Industries Inc. issued to TOSI, L.P., previously filed with Amendment No. 4 to the Schedule 13D Statement dated October 12, 2000.

10.10
Form of Registration Rights Agreement dated as of April 30, 2000 by and among Flotek Industries Inc., TOSI, L.P. and the other signatories thereto, previously filed with Amendment No. 4 to the Schedule 13D Statement dated October 12, 2000.

10.11	Subscription Agreement dated as of July 11, 2003 by and between TOSI, L.P., and Flotek Industries, Inc., previously filed with Amendment No. 5 to the Schedule 13D Statement dated July 23, 2007.

24.1	Power of Attorney of TOSI, L.P., previously filed with the Schedule 13D Statement dated November 10, 1997.

24.2	Power of Attorney of Pitman Property Corp., previously filed with the Schedule 13D Statement dated November 10, 1997.

24.3	Power of Attorney of J. W. Beavers, Jr., previously filed with the Schedule 13D Statement dated November 10, 1997.

99.1	Agreement pursuant to Rule 13d-1(k), filed herewith.